September 20, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549-4238

Attention: Tia L. Jenkins – Senior Assistant Chief Accountant

Re:                         IAMGOLD Corporation (“IAMGOLD” or the “Company”)
Form 40-F for Fiscal Year Ended December 31, 2011, Filed March 23, 2012
Response dated August 23, 2012
File No. 001-31528

Dear Ms. Jenkins,

In response to your letter dated September 10, 2012, please find below the Company’s response. For ease of reference, we have repeated the staff comments in italicized type followed by the Company’s response.

Form 40-F for Fiscal Year Ended December 31, 2011
Exhibit 99.2
3. Summary of Significant Accounting Policies
(e) Depreciation, page 15

We note from your response to our prior comment 2 that you have not included non-reserve material in the calculation of depreciation under Canadian GAAP or IFRS. However, your accounting policy discloses inclusion of non-reserve material in depreciation calculations in limited circumstances where there is a high degree of confidence in its economic extraction. Please confirm to us that you will modify your accounting policy in future Exchange Act filings to accurately reflect the policies as they are applied to your business (e.g., depreciation is calculated utilizing proven and probable reserves).In future filings, please remove references in your policy that do not currently apply to your business (e.g., non-reserve material). Paragraph 50 of IAS 16 states that depreciation should be allocated on a systematic basis over the useful life of the asset, which is an estimate that IAS 16 requires you to make. Such estimates should be based on the current project profile. Per the guidance in paragraph 51 of IAS 16, if changes are made to the estimate of the useful life (i.e. inclusion of non-reserve material), those changes should be considered a change in estimate in accordance with paragraph 32(d) of IAS 8 and disclosure of the change in estimates would also be required. In addition, please note that we are not in a position to agree with your conclusion that IFRS specifically permits the inclusion of other than proven and probable reserves in your determination of an asset’s useful life. Much like other circumstances when IFRS requires you to make an estimate, we would expect that prior to the inclusion of other non-reserve material in your determination of an asset’s useful life you would consider the probability of future economic benefit and reliability of such resource estimates as discussed in paragraphs 4.40 and 4.41 of the IFRS Conceptual Framework and in the case of the determination of an asset’s useful life, consider that guidance provided in paragraph 57 of IAS 16.

Response:

The Company notes that its disclosure on page 12 of exhibit 99.3 of the 2012 Form 40-F states, “Upon commencement of production, related capital expenditures for any given mining assets are amortized on a straight-line basis or using the units-of-production method over the estimated economic life of the mine which generally refers to proven and probable reserves.”  Although we have historically amortized capitalized expenditures with reference to proven and probable reserves, our internal accounting policy contemplates the inclusion of non-reserve material in the calculation of depreciation. However, the Company has confirmed that historically non-reserve material was not included in the calculation of depreciation under the units-of-production or straight-line methods where such non-reserve material meets certain criteria and we believe this policy complies with the guidance provided in IAS 16.

At year-end, the Company will review the depreciation method applied to each asset and ensure our annual 2012 Exchange Act Filling accurately reflects the policies as they are applied to the business. If any changes are required, the Company will modify its accounting policy accordingly and consider the accounting and disclosure requirements as required by IAS 8 at that time.

Closing Comments

IAMGOLD acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing, and IAMGOLD may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of the foregoing at your convenience. Please contact the undersigned by phone at 416-360-4742 or by email at carol_banducci@IAMGOLD.com should you wish to discuss.

Sincerely,
IAMGOLD Corporation

Carol T. Banducci
Executive Vice President & Chief Financial Officer

cc:   Stephen J.J. Letwin
Tim Bradburn, Associate General Counsel & Corporate Secretary
Audit Committee
KPMG LLP